Via Facsimile and U.S. Mail
Mail Stop 4720

January 27, 2010

Michael G. McGuinness
Chief Operating and Financial Officer
Manhattan Pharmaceuticals, Inc.
48 Wall Street
New York, NY 10005

Re: Manhattan Pharmaceuticals, Inc.
**   Form 10-K for the Fiscal Year Ended December 31, 2008**
**   Filed March 31, 2009**
**   File Number: 001-32639**

Mr. McGuinness:

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief